NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Procter & Gamble

NAME OF PERSON RELYING ON EXEMPTION: James R. Epstein

ADDRESS OF PERSON RELYING ON EXEMPTION: 21 Dupont Circle NW, Suite 410, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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Procter & Gamble [NYSE:PG]:

Due to the Company’s confusing and inconsistent communications regarding Forest degradation in the supply chain and its negative optics regarding the Company’s reputation including fulfillment of its pledge to be a Force for Good we recommend

•	Vote AGAINST CEO and Board Chair Jon Moeller (Item 1.k), and
•	Vote AGAINST Lead Director, Joe Jimenez (Item 1.f)
•	Vote AGAINST Angela Braly (Item 1.d)
•	Vote AGAINST , Patricia Woertz (Item 1.n)

Letter from descendants of Procter & Gamble founders regarding the Procter & Gamble board’s failure to respond to shareholder concerns regarding risks posed by forest degradation.

Recommended: Oppose the reelection of CEO and Board Chair Jon Moeller; the Lead Director, Joe Jimenez; the Chair of the Governance and Public Responsibility Committee, Angela Braly; and the longest tenured director, Patricia Woertz

Key Points

•	Mr. Moeller as the CEO and Chair, Mr. Jimenez as Lead Director, Ms. Braly as the chair of the Government and Public Responsibility Committee and Ms. Woertz as the longest tenured Director have significant oversight responsibilities relating to issues that may affect the Company’s reputation
•	In the opinion of the signatories:
⁃	P&G has provided insufficient response to shareholder concerns about the company’s forest commodity supply chains.
⁃	P&G’s leadership has failed to make consistent policy changes following landslide of support for the 2020 shareholder resolution, which called upon P&G to assess the company’s ability to increase efforts to eliminate deforestation and degradation of intact forests in its commodity supply chains.
⁃	P&G’s continued failure to mitigate these risks associated with its forest commodities sourcing exposes the company, and its shareholders, to reputational, regulatory, supply chain and financial risks.

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September 8, 2023

Dear Procter & Gamble Shareholders,

We are descendants of P&G’s founders and shareholders in the Company. As such, we hold a unique and historic perspective on P&G’s activities and policies, including its long-held pledge to be a “Force for Good”.

We take pride in Procter & Gamble’s history of being a socially progressive leader by offering employees stock options in 1903, and by promoting gender diversity amongst its management positions beginning in the 90s. We are inextricably tied to the company, and are invested, beyond the literal sense, in P&G maintaining a reputation of leadership among its peers and delivering on being a “Force for Good.”

Unfortunately, our experience in recent years has led us to believe that the company may be failing to deliver on this pledge and falling behind its peers, creating significant financial risk.

Our concerns in this regard have been heightened by learning that P&G was subject of a complaint filed with the Securities and Exchange Commission in 2022 inquiring whether the company’s claim to prohibit forest degradation is materially misleading to investors. In May, P&G’s most recent Forest Commodities Policy removed the statement regarding prohibition of forest degradation in its pulp supply chain along with its prohibition of Intact Forest Landscape sourcing in its palm oil supply chain, but the Company continues to point to those claims in other documents on its investor website.1

In 2020, 67% of P&G’s voting shareholders supported a resolution calling on P&G to “issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate deforestation and the degradation of intact forests in its supply chains.” Instead, under current leadership the company has delivered weak and internally inconsistent policy and issued statements that obfuscate the continued risk associated with its procurement of forest commodities,2 leaving the company’s actions to address forest risk incoherent and inadequate. P&G’s latest Forest Commodities Policy also places P&G behind peers and attracts negative media, which creates financial risk for us as shareholders.3 Recent negative press, including articles in Reuters and AdWeek and a three-part series that aired on Cincinnati’s local ABC affiliate, demonstrate that P&G’s inadequate steps to mitigate deforestation and forest degradation leave the company vulnerable to reputational risk.

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1 Procter & Gamble. May, 2023. Forest Commodities Policy. https://s1.q4cdn.com/695946674/files/doc_downloads/esg/2023/P-G-Forest-Commodities-Policy-May-2023.pdf

2 Procter & Gamble. August 28, 2020. Proxy Statement. https://d18rn0p25nwr6d.cloudfront.net/CIK-0000080424/e46a5261-c158-4811-b6d7-02f0935d5aa3.pdf; U.S. SEC. October 15, 2020. Form 8K. https://www.sec.gov/ix?doc=/Archives/edgar/data/0000080424/000008042420000076/annual2020sharemtgvote.htm

3 DiNapoli, Jessica. July 26, 2023. “Focus: P&G drops forest pledge, drawing ire of green groups, investors.” Reuters. https://www.reuters.com/sustainability/pg-drops-forest-pledge-drawing-ire-green-groups-investors-2023-07-26/; Lundstrum, Kathryn. August 23, 2023. “P&G Dropped Its Pledge Against Forest Degradation. That Could Hurt Its Brands in the Long Run.” Adweek. https://www.adweek.com/brand-marketing/pg-dropped-its-pledge-against-forest-degradation-that-could-hurt-its-brands-in-the-long-run/; Monk, Dan. July 19, 2023. “Despite a decade of effort, P&G can’t please activists on deforestation.” WCPO TV. https://www.wcpo.com/news/local-news/i-team/despite-a-decade-of-effort-p-g-cant-please-activists-on-deforestation

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New regulations prohibiting the sale of products contributing to forest degradation and deforestation in the EU, and a similar bill proposed in New York State, have escalated P&G’s regulatory risk.4 The increasing severity of extreme weather events, including the record-setting wildfires in Canada threaten global supply chains, and as a result, P&G’s bottom line.5 P&G’s own unsustainable sourcing of pulp from the boreal forest in Canada both contributes to the climate crisis and weakens forest resilience, both of which are widely agreed to be key drivers of the wildfires that will likely impact the company’s pulp supply chain moving forward.

As P&G shareholders, we have a reasonable expectation of engagement regarding the company’s response to reputational, regulatory, supply chain and financial risks. In 2022, we initiated a dialogue with P&G CEO Mr. Moeller and several of his staff, and looked forward to continuing an ongoing, transparent discussion about the company’s efforts to improve the sustainability of the company’s forest supply chains. Our anticipated dialogue has not come to fruition, even while the company has yet to deliver coherent action to address the risks that concern us. In fact, other than setting up a meeting, the company has not acted upon a letter we delivered to Mr. Moeller from the Pargamanan-Bintang Maria Indigenous community in Sumatra, who allege that their lands have been deforested by P&G’s value chain.6

We are deeply concerned that P&G is not effectively communicating a coherent policy regarding the highly material risks caused by supply chain deforestation and forest degradation, and therefore regarding the capability of P&G’s board to effectively manage risk and shareholder concerns. We are focusing our concern on particular board members with significant collective influence and oversight responsibilities regarding P&G’s management of these issues. These directors include CEO and Board Chair Jon Moeller; the Lead Director, Joe Jimenez; the Chair of the Governance and Public Responsibility Committee, Angela Braly; and the longest tenured director, Patricia Woertz.

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4 European Commission. “Deforestation-free products.” https://environment.ec.europa.eu/topics/forests/deforestation/regulation-deforestation-free-products_en; The New York State Senate. “Senate Bill S4859A.” https://www.nysenate.gov/legislation/bills/2023/S4859/amendment/A

5 Leslie, Jacques. March 10, 2022. “How Climate Change is Disrupting the Global Supply Chain.” YaleEnvironment360. https://e360.yale.edu/features/how-climate-change-is-disrupting-the-global-supply-chain

6 Martin, Maggie. October 7, 2021. “P&G Touching Lives - Destroying Life?” Rainforest Action Network. https://www.ran.org/the-understory/pg-touching-lives-destroying-life/

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This concern reflects a failure of strategy and corporate governance, for which long-term investors should hold the directors accountable. Therefore, we urge you to oppose the reelection of CEO and Board Chair Jon Moeller; the Lead Director Joe Jimenez; the Chair of the Governance and Corporate Responsibility Committee, Angela Braly; and the longest tenured director, Patricia Woertz, (Items 1.k, 1,f, 1.d, and 1.n)

Sincerely,

James R. Epstein

Justine Epstein

Jules Feeney

Christopher Matthews

Eleanor Van Buren

Thomas Van Buren

Kyla Van Buren

Hunter Knight

Linda Draper

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND YOUR PROXY TO THE SIGNATORIES. TO VOTE YOUR PROXY, FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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